UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                                  SIEMENS A.G.
                                  ------------
                                (Name of issuer)

                              SHARES, NO PAR VALUE
                              --------------------
                         (Title of class of securities)

                                    826197501
                                    ---------
                                 (CUSIP number)

                                 MARCH 16, 2001
                                 --------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               | | Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               | | Rule 13d-1 (d)

---------------------------------
CUSIP No. 826197501                            13G
---------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    18,563,882
                             ------ --------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
OWNED BY                     6      9,452,992
                             ------ --------------------------------------------
EACH                                SOLE DISPOSITIVE POWER
REPORTING                    7      28,598,994
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      10,906,159
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,505,153*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.7%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------
* Included in this figure are 8,000,000 Shares borrowed from non-affiliated third parties, and such shares are reported here because Deutsche Bank A.G. may be deemed the "Beneficial Owner" of such Shares within the meaning of Rule 13d-3. Approximately 7,200,000 of such Shares have been loaned to non-affiliated third parties and approximately 800,000 such Shares have been loaned to direct and indirect subsidiaries of Deutsche Bank A.G.

** Included in this percentage are 8,000,000 Shares borrowed from non-affiliated third parties, and such shares are reported here because Deutsche Bank A.G. may be deemed the "Beneficial Owner" of such Shares within the meaning of Rule 13d-3. Approximately 7,200,000 of such Shares have been loaned to non-affiliated third parties and approximately 800,000 such Shares have been loaned to direct and indirect subsidiaries of Deutsche Bank A.G.

ITEM 1(A).     NAME OF ISSUER:

               Siemens A.G. (the "Issuer")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The address of the Issuer's principal executive offices is Wittelsbacherpaltz 2, D-80333 Munich, Federal Republic of Germany.

ITEM 2(A).     NAME OF PERSON FILING:

               This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal place of business of the Reporting Person is Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany.

ITEM 2(C).     CITIZENSHIP:

               The citizenship of the Reporting Person is set forth on the cover page.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               The title of the securities is shares of stock (the "Shares").

ITEM 2(E).     CUSIP NUMBER:

               The CUSIP number of the Shares is set forth on the cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a) |_|  Broker or dealer registered under section 15 of the Act;

               (b) |_|  Bank as defined in section 3(a)(6) of the Act;

               (c) |_| Insurance Company as defined in section 3(a)(19) of the Act;

               (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940;

               (e) |_|  An  investment  adviser  in  accordance  with Rule 13d-1
                        (b)(1)(ii)(E);

               (f) |_|  An  employee   benefit  plan,   or  endowment   fund  in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) |_| A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

               (i) |_|  A church plan that is excluded from the definition of an
                        investment   company  under  section   3(c)(14)  of  the
                        Investment Company Act of 1940;

               (j) |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

ITEM 4.   OWNERSHIP.

          (A)  AMOUNT BENEFICIALLY OWNED:

               The Reporting Person owns the amount of the Shares as set forth on the cover page.

          (B)  PERCENT OF CLASS:

               The Reporting Person owns the percentage of the Shares as set forth on the cover page.

          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                    The Reporting Person has the sole power to vote or to direct the vote of the Shares as set forth on the cover page.

              (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                    The  Reporting  Person  has the  shared  power to vote or to direct the vote of the Shares as set forth on the cover page.

             (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                    The Reporting Person has the sole power to dispose or direct the disposition of the Shares as set forth on the cover page.

              (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                    The  Reporting  Person  has the  shared  power to dispose or direct the disposition of the Shares as set forth on the cover page.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Investment management clients of the Reporting Person have the ultimate right to any dividends from the Shares and the proceeds from the sale of the Shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Deutsche Asset Management Investmentgesellschaft GmbH, Deutsche Asset Management International GmbH, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investment Services Limited, Deutsche Asset Management Limited, Deutsche Asset Management Life & Pensions Limited, Nissay Deutsche Asset Management Europe Limited, Deutsche Funds Management Limited, Deutsche Vermoegensbildungsgesellschaft mbH, DWS Investment GmbH, DWS (Austria) Investmentgesellschaft mbH, Deutsche Asset Management Schweiz, DWS Investment S.A. Luxemburg, Deutsche Asset Management (Japan) Ltd., DB Gestion S.G.I.I.C., S.A., Deutsche Bank Luxembourg S.A., Deutsche Asset Management S.A. Paris, Deutsche Securities Limited, Deutsche Trust Bank Ltd., Deutsche Bank International Limited, Deutsche Bank Luebeck Aktiengesellschaft vormals Handelsbank, Deutscher Herold Lebensversicherungs-Aktiengesellschaft der Deutschen Bank, Deutscher Herold Allgemeine-Versicherungs Aktiengesellschaft der Deutschen Bank, Deutsche Bank Saar Aktiengesellschaft and Deutsche Bank Trust Aktiengesellschaft Private Banking are subsidiaries of the Reporting Person which hold Shares included in the figures on the cover page.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2001



                                         DEUTSCHE BANK AG



                                         By: /s/ Jeffrey A. Ruiz
                                             -----------------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Assistant Vice President



                                         By: /s/ Margaret M. Adams
                                             -----------------------------------
                                             Name:  Margaret M. Adams
                                             Title: Vice President